Mail Stop 4561

July 13, 2007

Guoshen Tu
13/F Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
Peoples Republic of China 518034

> **Re:** **China Security & Surveillance Technology Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Quarter Ended March 31, 2007**
> **File No. 000-50917**

Dear Mr. Yap:

We have reviewed your response letters dated May 15, 2007 and July 5, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-K

Item 15 – Exhibits, Financial Statements Schedules, page 37

Financial Statements and Notes

Note 1 – Organization and Principal Activities, page F-9

1.   We note from your response that you applied the provisions of Rule 3-05 of Regulation S-X and represent that the businesses acquired were not significant. Please note that acquisitions of related business should be treated as a single business acquisition when performing the significance test. As such, please confirm that you aggregated these businesses when performing your analysis.

2.   We also note that you accounted for this transaction under SAB Topic 5.G. Given this is a business combination, please advise us how you accounted for this transaction under SFAS 141, as SAB Topic 5.G. would not be applicable.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief